Filed Pursuant to Rule 433
Registration No. 333-158385
June 10, 2011
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009, and
Prospectus Supplement dated April 9, 2009)

HSBC USA Inc.
Callable Step-Up Rate Notes

▸ 12-year term; Callable every four years at Issuer's discretion

▸ Quarterly fixed coupon payments that increase over the term of the Notes

▸ Any payment on the Notes is subject to the credit risk of HSBC USA Inc.

The Callable Step-Up Rate Notes (each a "Note" and together the "Notes") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction.** See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-9 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-6 of this document and page S-3 of the accompanying prospectus supplement.

	Price to Public[1]	Fees and Commissions[2]	Proceeds to Issuer
Per Note	At variable prices		
Total	At variable prices		

[1] HSBC USA Inc. proposes to offer the Notes from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale; provided, however, that such price will not be less than $960.00 per principal amount of Notes and will not be more than $1,000.00 per principal amount of Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-9 of this free writing prospectus.

[2] If the Notes priced today, HSBC USA Inc. or one of our affiliates would pay varying discounts and commissions of approximately 2.00% per $1,000 principal amount of Notes in connection with the distribution of the Notes. The actual discounts and commissions that HSBC USA Inc. or one of our affiliates will pay may be more or less than 2.00% and will depend on market conditions on the Pricing Date. In no event will HSBC USA Inc. or one of our affiliates pay varying discounts and commissions in excess of 4.00% per $1,000 principal amount of Notes in connection with the distribution of the Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-9 of this free writing prospectus.

HSBC

HSBC USA Inc.
Callable Step-Up Rate Notes due June 30, 2023



This free writing prospectus relates to a single offering of Callable Step-Up Rate Notes. The offering will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. In reviewing the accompanying prospectus supplement, all references to "Reference Asset" therein shall refer to the applicable Coupon Rate (as defined below).

This free writing prospectus relates to a single offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with quarterly Coupon payments at a fixed rate that will increase over the term of the Notes. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)[†]
Principal Amount:	$1,000 per Note.
Trade Date:	On or about June 17, 2011
Pricing Date:	On or about June 17, 2011
Original Issue Date:	June 30, 2011
Maturity Date:	Expected to be June 30, 2023, or if such day is not a Business Day, the next succeeding Business Day.
Payment at Maturity:	If the Notes have not been called by us, as described below, on the Maturity Date, for each Note, we will pay you the Principal Amount of your Notes plus the final Coupon, if any.
Coupon:	With respect to each Coupon Payment Date, for each $1,000 Principal Amount of Notes, the Coupon will be calculated as $1,000 × the applicable Coupon Rate. The Coupon is paid quarterly and is based upon the applicable Coupon Rate. See "Coupon" on page FWP-3 of this free writing prospectus.
Coupon Rate:	The applicable Coupon Rate specified below will be calculated on a 30/360 unadjusted basis.

From (and including)	_To (but excluding)_	_Coupon Rate_
June 30, 2011	June 30, 2015	4.00% per annum
June 30, 2015	June 30, 2019	4.50% per annum
June 30, 2019	June 30, 2023	5.00% per annum

The dates above refer to originally scheduled Coupon Payment Dates and may be postponed as described below.

Coupon Payment Dates:	The 30th calendar day of each September, December, March and June commencing on September 30, 2011, up to and including the Maturity Date or the Call Payment Date, as applicable, provided that if any such day is not a Business Day, the relevant Coupon Payment Date or Call Payment Date, as applicable, shall be the next succeeding Business Day as if made on the date the payment was due, and no interest will accrue on the amount payable for the period from and after such Coupon Payment Date.
Call Provision:	The Notes are redeemable at our option, in whole, but not in part, on the Coupon Payment Date corresponding to June 30, 2015 and June 30, 2019, upon notice on or before the corresponding Call Notice Date, at an amount that will equal the Principal Amount of your Notes plus the Coupon applicable to such Coupon Payment Date. If the Notes are called prior to the Maturity Date, you will be entitled to receive only the Principal Amount of the Notes and any Coupon payment in respect of Coupon Payment Dates ended on or before the Call Payment Date. In this case, you will lose the opportunity to continue to be paid Coupons in respect of Coupon Payment Dates ending after the Call Payment Date.
Call Notice Dates:	10 Business Days prior to the corresponding Coupon Payment Date.
Call Payment Date:	The Coupon Payment Date, if any, for which we have given notice, on or before the corresponding Call Notice Date, that we elect to call the Notes.

Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
CUSIP/ISIN:	4042K1JY0 /
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

[†] A credit rating reflects the creditworthiness of HSBC USA Inc and is not a recommendation to buy, sell or hold Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

GENERAL

This free writing prospectus relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. with quarterly Coupon payments at a fixed rate that will increase over the term of the Notes. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Each Coupon is calculated based on the fixed rate applicable to the relevant Coupon Payment Date; however, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any such rate or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement and prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-6 of this free writing prospectus and page S-3 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

Coupon

Unless the Notes are called, on each Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the applicable Coupon Rate. The Coupon is paid quarterly on each Coupon Payment Date, which is expected to be the 30th calendar day of each September, December, March and June commencing on September 30, 2011, up to and including the Maturity Date or the Call Payment Date, as applicable. If any Coupon Payment Date falls on a day that is not a Business Day (including a Coupon Payment Date that is also the Maturity Date or the Call Payment Date), such Coupon Payment Date will be postponed to the immediately succeeding Business Day. In no event, however, will any additional interest accrue on the Notes as a result of any of the foregoing postponements. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Recipients of Interest Payments on page S-18 in the accompanying prospectus supplement.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

‣ You are willing to make an investment that may be called on June 30, 2015 and June 30, 2019. If we call your Notes, you will receive the Principal Amount of your Notes and the relevant Coupon on the Call Payment Date and will not receive any further Coupon payments.

‣ You are willing to invest in the Notes based on the fact that your maximum potential return is the Coupon being offered with respect to your Notes.

‣ You do not seek an investment for which there will be an active secondary market.

‣ You are willing to hold the Notes to maturity.

‣ You are comfortable with the creditworthiness of HSBC, as issuer of the Notes.

The Notes may not be suitable for you if:

‣ You are unwilling to invest in the Notes based on the applicable Coupon Rate corresponding to each Coupon Payment Date.

‣ You are unwilling to make an investment in Notes that we can call on June 30, 2015 and June 30, 2019, thereby potentially limiting your return on the Notes.

‣ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the Coupon being offered with respect to your Notes.

‣ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

‣ You seek an investment for which there will be an active secondary market.

‣ You are unable or unwilling to hold the Notes to maturity.

‣ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the Notes.

RISK FACTORS

In addition to the following risks, we urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Subject to the Credit Risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including Coupons and any return of principal at maturity or on the Call Payment Date, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount payable on the Notes.

The Notes May be Called Prior to the Maturity Date.

If the Notes are called early, the holding period over which you will receive Coupon payments could be as little as four years. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of the Call Provision. We may choose to call the Notes early or choose not to call the Notes early, in our sole discretion. In addition, it is more likely that we will call the Notes prior to maturity if a significant decrease in U.S. interest rates or a significant decrease in the volatility of U.S. interest rates would result in greater Coupon payments on the Notes than on instruments of comparable maturity, terms and credit rating then trading in the market.

The Notes are Not Ordinary Debt Securities; The Step-up Feature Presents Different Investment Considerations than Fixed Rate Notes.

Unless general interest rates rise significantly, you may not expect to earn the highest scheduled Coupon Rates because the Notes are likely to be redeemed on a Call Payment Date if interest rates remain the same or fall during the term of the Notes. When determining whether to invest in the Notes, you should not focus on the highest Coupon Rate, which is only applicable to the last year of the term of your Notes. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or early redemption as compared to other equivalent investment alternatives.

Certain Built-In Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity.

The original issue price of the Notes includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

Variable Price Reoffering Risks.

HSBC proposes to offer the Notes from time to time for sale at varying prices determined at the time of each sale, *provided* that such prices will not be less than $960.00 per $1,000 Principal Amount of Notes or more than $1,000.00 per $1,000 Principal Amount of Notes. Accordingly, there is a risk that the price you pay for the Notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the Notes (*e.g.*, directly from HSBC or through a broker or dealer), any related transaction cost (*e.g.*, any brokerage commission), whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other factors beyond our control.

The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential Conflicts of Interest May Exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax Treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" herein and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLE

The following example is provided for illustrative purposes only and is hypothetical. It does not purport to be representative of every possible scenario concerning increases or decreases in the return on the Notes. The assumptions we have made in connection with the illustration set forth below may not reflect actual events. You should not take this example as an indication or assurance of the expected performance of the Notes**.**

The table below illustrates the total return on the Notes based solely on the assumptions outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

▸ Principal Amount: $1,000

▸ Coupon Rate: Years 1-4:   4.00% per annum (30/360)

    Years 5-8:   4.50% per annum (30/360)

    Years 9-12: 5.00% per annum (30/360)

▸ The Notes are held until maturity and are not called early.

Year	Coupon Rate	Coupon	Yield to Worst
1 - 4	4.00%	$40	4.00%
5 - 8	4.50%	$45	4.22%
9 - 12	5.00%	$50	4.44%
Total Return at Maturity:	4.44%		

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in Payment at Maturity on page FWP-1 in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the Coupon Rate calculated on the basis of a 360-day year consisting of twelve 30-day months. If any Coupon Payment Date falls on a day that is not a Business Day (including a Coupon Payment Date that is also the Maturity Date or the Call Payment Date), such Coupon Payment Date will be postponed to the immediately succeeding Business Day.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

HSBC proposes to offer the Notes from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale; provided, however, that such price will not be less than $960.00 per Principal Amount of Notes and will not be more than $1,000.00 per Principal Amount of Notes.

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors. If the Notes priced today, HSBC USA Inc. or one of our affiliates would pay varying discounts and commissions of approximately 2.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes. The actual discounts and commissions that HSBC USA Inc. or one of our affiliates will pay may be more or less than 2.00% and will depend on market conditions on the Pricing Date. In no event will HSBC USA Inc. or one of our affiliates pay varying discounts and commissions in excess of 4.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

We expect that delivery of the Notes will be made against payment for the securities on or about the Original Issue Date set forth on page FWP-1 of this document, which is expected to be the ninth business day following the Trade Date of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the Trade Date and the following five business days thereafter will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. We and each holder of Notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the Notes for U.S. federal income tax purposes as indebtedness issued by us. Depending on the issue price of the Notes, the Notes may be issued with original issue discount. Except to the extent of original issue discount, if any, interest paid on the Notes generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In addition, a U.S. Holder (as defined in the accompanying prospectus supplement) must include original issue discount, if any, in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income. You should review the discussion set forth in "Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount" in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss. Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of Notes.

TABLE OF CONTENTS
Free Writing Prospectus

General FWP-3
Investor Suitability... FWP-4
Risk Factors FWP-6
Illustrative Examples FWP-8
Events of Default and Acceleration.................................... FWP-9
Supplemental Plan of Distribution (Conflicts of Interest) ... FWP-9
Certain U.S. Federal Income Tax Considerations FWP-9

Prospectus Supplement

Risk Factors S-3
Pricing Supplement...S-16
Description of Notes...S-16
Sponsors or Issuers and Reference Asset S-37
Use of Proceeds and Hedging...S-37
Certain ERISA..S-38
Certain U.S. Federal Income Tax Considerations S-39
Supplemental Plan of Distribution..S-52

Prospectus

About this Prospectus 2
Special Note Regarding Forward-Looking Statements.............. 2
HSBC USA Inc.. 3
Use of Proceeds 3
Description of Debt Securities.. 4
Description of Preferred Stock.. 16
Description of Warrants 22
Description of Purchase Contracts 26
Description of Units.. 29
Book-Entry Procedures.. 32
Limitations on Issuances in Bearer Form................................. 36
Certain U.S. Federal Income Tax Considerations Relating to
   Debt Securities 37
Plan of Distribution... 52
Notice to Canadian Investors... 54
Certain ERISA Matters... 58
Where You Can Find More Information 59
Legal Opinions 59
Experts.. 59

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Callable Step-Up Rate Notes due June 30, 2023

June 10, 2011

FREE WRITING PROSPECTUS